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                                XATA Corporation




February 20, 2004


VIA EDGAR

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      XATA Corporation -- Registration Statement on Form S-3
         SEC File No. 333-111798

Dear Ms. Jacobs:

Pursuant to Rule 477 under the Securities Act, we hereby request that the above-referenced registration statement be withdrawn, effective immediately. No securities have been sold in connection with this offering. We intend to include these securities in a Registration on Form S-8 (they consist of common stock issued upon exercise of warrants granted to members of the Board of Directors for service on the Board).

We understand that this application for withdrawal will be effective immediately, although, pursuant to Rule 477 under the Securities Act, the Commission may within the next 15 days determine that the request should not be granted.

Thank you for your consideration. Please call our counsel, Janna R. Severance (612-347-0367) if you have any questions.

Very truly yours,

XATA Corporation


/s/ John G. Lewis
---------------------------
Chief Financial Officer
(Authorized Signatory)